Exhibit 12

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DISTRIBUTIONS
(In Thousands, Except Ratios; Unaudited)

	Six Months Ended	Fiscal Year Ended April 30,
	October 31, 2009	2009	2008	2007	2006	2005
Earnings
Income from continuing operations	$2,769	$10,713	$15,063	$14,217	$11,142	$9,874
Add:
Combined fixed charges and preferred distributions (see below)	35,787	72,027	66,317	60,866	53,070	49,564
Less:
(Income) loss noncontrolling interests – consolidated real estate entities	(47)	40	136	26	(484)	(379)
Interest capitalized	0	(912)	(506)	(69)	(21)	(138)
Preferred distributions	(1,186)	(2,372)	(2,372)	(2,372)	(2,372)	(2,372)
Total earnings	$37,323	$79,496	$78,638	$72,668	$61,335	$56,549

Fixed charges
Interest expensed	$34,601	$68,743	$63,439	$58,425	$50,677	$47,054
Interest capitalized	0	912	506	69	21	138
Total Fixed charges	$34,601	$69,655	$63,945	$58,494	$50,698	$47,192
Preferred distributions	1,186	2,372	2,372	2,372	2,372	2,372
Total Combined fixed charges and preferred distributions	$35,787	$72,027	$66,317	$60,866	$53,070	$49,564

Ratio of earnings to fixed charges	1.08	1.14	1.23	1.24	1.21	1.20
Ratio of earnings to combined fixed charges and preferred distributions	1.04	1.10	1.19	1.19	1.16	1.14